

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 3, 2009

Mr. Edward C. Dillon
Chief Executive Officer
Genesis Electronics Group, Inc.
5555 Hollywood Boulevard, Suite 303
Hollywood, Florida 33021

> **Re:** **Genesis Electronics Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 20, 2009**
> **File No. 333-118993**

Dear Mr. Dillon:

    We have completed our review of your Form 8-K and have no further comments at this time.

                                        Sincerely,

                                        Ta Tanisha Meadows
                                        Staff Accountant